                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                           Commission File Number: <>

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1800

COMMUNITY SHORES BANK 401(K) PLAN

                          Independent Auditor's Report



To the Plan Administrator and Participants
Community Shores Bank 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Community Shores Bank 401(k) Plan as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Community Shores Bank 401(k) Plan as of December 31, 2001, and for the year ended, were audited by other auditors whose report dated May 17, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Community Shores Bank 401(k) Plan as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act

COMMUNITY SHORES BANK 401(K) PLAN

of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

                                          /s/ Plante & Moran, PLLC

Kalamazoo, Michigan
June 6, 2003



                                       3
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COMMUNITY SHORES BANK 401(K) PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                December 31
                                                            --------------------
                                                              2002        2001
                                                            --------    --------
ASSETS
  Participant-directed investments, at fair value:
    Pooled separate accounts                                $444,592    $371,334
    Plan sponsor common stock                                151,288      68,082
    Cash equivalents                                             659           -
                                                            --------    --------

        Total participant-directed investments               596,539     439,416

  Contributions receivable:
   Participants                                                5,291       4,925
   Employer                                                   10,653       2,731
                                                            --------    --------

        Total contributions receivable                        15,944       7,656
                                                            --------    --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $612,483    $447,072
                                                            ========    ========




See Notes to Financial Statements.
                                       4
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COMMUNITY SHORES BANK 401(K) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                Year Ended December 31
                                                               -----------------------
                                                                 2002          2001
                                                               ---------    ---------
ADDITIONS TO NET ASSETS
  Investment income (loss):
    Net realized and unrealized gain (loss) from investments in:
      Pooled separate accounts                                 $ (86,308)   $ (66,992)
      Plan sponsor common stock                                    9,971        3,678
    Interest and dividends                                            15            -
                                                               ---------    ---------
          Total investment loss                                  (76,322)     (63,314)

  Contributions:
    Participants                                                 135,056      121,428
    Rollovers                                                     24,538       16,663
    Employer                                                      84,123       67,455
                                                               ---------    ---------
          Total contributions                                    243,717      205,546
                                                               ---------    ---------
          Total additions, net of investment loss                167,395      142,232

DEDUCTIONS FROM NET ASSETS
  Benefits paid to participants                                    1,405        7,824
  Administrative expenses                                            579        3,648
                                                               ---------    ---------
          Total deductions                                         1,984       11,472
                                                               ---------    ---------
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS           165,411      130,760

NET ASSETS AVAILABLE FOR PLAN BENEFITS

  Beginning of year                                              447,072      316,312
                                                               ---------    ---------
  End of year                                                  $ 612,483    $ 447,072
                                                               =========    =========






See Notes to Financial Statements.

COMMUNITY SHORES BANK 401(K) PLAN

                         Notes to Financial Statements
                           December 31, 2002 and 2001

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF ACCOUNTING - The financial statements of Community Shores Bank 401(k) Plan (the Plan) have been presented on the accrual basis.

           ASSETS AND LIABILITIES - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the investments in pooled separate accounts is based on the quoted market prices of the underlying assets. The plan sponsor's common stock is valued at fair value, based on quoted market prices. The fair value of the lifestyle funds is based on the per unit value of the net asset value based on the quoted number of units held by the Plan.

           ADDITIONS, DEDUCTIONS, AND CHANGES IN NET ASSETS - Additions and deductions are recorded as earned and incurred. All income earned, including all investment gains and losses, is allocated to each participant's account in the proportion of each participant's account balance to the total of all account balances. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan. Administrative expenses are recorded when incurred. Purchases and sales of securities are recorded on a trade-date basis.

           ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan were paid by the plan sponsor, Community Shores Bank.

           USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

COMMUNITY SHORES BANK 401(K) PLAN

                         Notes to Financial Statements
                           December 31, 2002 and 2001


NOTE 2 -- DESCRIPTION OF THE PLAN

           The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

           GENERAL - The Plan was established by the plan sponsor, Community Shores Bank (the "Bank") effective January 1, 1999. The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

COMMUNITY SHORES BANK 401(K) PLAN

                         Notes to Financial Statements
                           December 31, 2002 and 2001

NOTE 2 -- DESCRIPTION OF THE PLAN (CONTINUED)

           CONTRIBUTIONS - Elective deferrals by participants are based on a percentage of their compensation or a fixed amount of their annual compensation, subject to limits in the Internal Revenue Code. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The 2002 and 2001 matching amount contributed to each participant is 75 percent of the first 6 percent of the employee's deferred compensation, up to a maximum matching contribution of 4.50 percent.

           PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contribution and (b) plan earnings. Allocation of plan earnings is based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           VESTING - Participants are immediately vested in their contributions, the Bank's contributions, and earnings thereon.

           INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions and any Bank discretionary contributions into various individual investment funds. The plan administrator will specify the individual investment fund options.

           PARTICIPANT LOANS - Loans are not permitted under the Plan.

           PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant or his or her beneficiary receives a lump sum amount equal to the value of the participant's account.

COMMUNITY SHORES BANK 401(K) PLAN

                         Notes to Financial Statements
                           December 31, 2002 and 2001


NOTE 3 -- INVESTMENTS

           The fair value of significant individual investments of the Plan at December 31, 2002 and 2001 are as follows:

            Description                            2002        2001
--------------------------------------------     --------     ------
Pooled separate accounts:
  MFC Dreyfus Premier Core Bond Fund            $ 38,537     $    -
  MFC Fidelity Advisor Dividend Growth Fund       45,252          -
  MFC T. Rowe Price Blue Chip Growth Fund         30,537          -
  MFC T. Rowe Price Science & Technology Fund     60,132     76,095
  500 Index Fund                                  47,395     69,597
  Manulife Lifestyle Balance Fund                 65,111     47,778
  Manulife Lifestyle Growth Fund                  69,682     49,010
  High Quality Bond Fund                               -     27,185
  Growth and Income Fund                               -     39,098
  Growth Opportunities Fund                            -     29,817
Plan sponsor common stock:
  Community Shores Bank Corporation              151,288     68,082


NOTE 4 -- INCOME TAX STATUS

           The Internal Revenue Service has determined and informed the Bank by a letter dated April 14, 1999, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan's management believes the Plan is being operated in accordance with the terms of the plan document.

NOTE 6 -- PLAN TERMINATION

           Although it has not expressed an intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations.

COMMUNITY SHORES BANK 401(K) PLAN

                         Notes to Financial Statements
                           December 31, 2002 and 2001


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

           The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:


                                                                 December 31
                                                             -------------------
                                                               2002       2001
                                                             --------   --------
Net assets available for benefits per financial statements   $612,483   $447,072
Participant and employer contributions receivable              15,944      7,656
                                                             --------   --------

Net assets available for benefits per Form 5500              $596,539   $439,416
                                                             ========   ========


           The following is a reconciliation of contributions paid to the Plan according to the financial statements to the Form 5500:


                                                         Year Ended December 31
                                                         ----------------------
                                                            2002       2001
                                                          --------   --------
Contributions paid to the Plan per financial statements   $243,717   $205,546
Plus participant and employer contributions receivable
     as of the beginning of the year                         7,656          -
Less participant and employer contributions receivable
     as of the end of the plan year                         15,944      7,656
                                                          --------   --------

Contributions paid to the Plan per Form 5500              $235,429   $197,890
                                                          ========   ========


           Participant and employer contribution receivables are recorded in the financial statements and are not reflected on the Form 5500. The contributions have been accrued by the employer and deferred by the participant and not yet paid to the Plan as of the year end.

COMMUNITY SHORES BANK 401(K) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         FORM 5500, SCHEDULE H, ITEM 4I
                            EIN 38-3438092, PLAN 001
                                DECEMBER 31, 2002



        (a) (b)                                         (c)                                 (d)           (e)
   Identity of Issuer                               Description                            Cost       Current Value
------------------------------    ------------------------------------------------        -------     -------------
                                  CASH EQUIVALENTS

Baird                             General Money Market                                       *          $     659

                                  POOLED SEPARATE ACCOUNTS

Manulife Financial                Manulife Money Market Fund                                 *              7,217
Manulife Financial                MFC Short-term Federal Fund                                *                 60
Manulife Financial                MFC Pimco Total Return Fund                                *             22,913
Manulife Financial                MFC Dreyfus Premier Core Bond Fund                         *             38,537
Manulife Financial                MFC Fidelity Advisor Dividend Growth Fund                  *             45,252
Manulife Financial                MFC T. Rowe Price Small Cap Value Fund                     *                298
Manulife Financial                MFC T. Rowe Price Blue Chip Growth Fund                    *             30,537
Manulife Financial                MFC MFS Capital Opportunities Fund                         *                238
Manulife Financial                MFC Janus Advisor Worldwide Fund                           *                210
Manulife Financial                MFC Scudder International Select Equity Fund               *             11,596
Manulife Financial                MFC Franklin Small-Mid Growth Fund                         *                238
Manulife Financial                MFC T. Rowe Price Science & Technology Fund                *             60,132
Manulife Financial                500 Index Fund                                             *             47,395
Manulife Financial                Total Stock Market Index Fund                              *              9,167
Manulife Financial                Manulife Lifestyle Conservative Fund                       *              6,340
Manulife Financial                Manulife Lifestyle Moderate Fund                           *             16,139
Manulife Financial                Manulife Lifestyle Balance Fund                            *             65,111
Manulife Financial                Manulife Lifestyle Growth Fund                             *             69,682
Manulife Financial                Manulife Lifestyle Aggressive Fund                         *             13,530

                                  COMMON STOCK
Community Shores
   Bank Corporation               Common Stock                                               *            151,288
                                                                                                        ---------

                                        Total investments                                               $ 596,539
                                                                                                        =========


* Cost information not required

Exhibits:

Number                  Description
------                  -----------
 23                     Independent Auditors' Consent.

 99.1                   Certification of chief executive officer Pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.

 99.2                   Certification of chief financial officer Pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             COMMUNITY SHORES
                                             BANK 401(K) PLAN


Date: June 30, 2003                      /s/ Tracey A. Welsh
                                         -------------------
                                             Tracey A. Welsh
                                                     Trustee

                                 EXHIBIT INDEX

EXHIBIT NO.             EXHIBIT DESCRIPTION
-----------             -------------------
 23                     Independent Auditors' Consent.

 99.1                   Certification of chief executive officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.

 99.2                   Certification of chief financial officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.